Exhibit 23.6

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of CCSC Technology International Holdings Limited on Form F-1/A of our report dated July 28, 2023 with respect to our audit of the consolidated balance sheet and related consolidated statements of income and comprehensive income, changes in stockholders’ equity and cash flows of CCSC Technology International Holdings Limited as of March 31, 2023 and for the year ended March 31, 2023 appearing in the Prospectus, and as part of this Registration Statement. We also consent to the reference to our firm under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Marcum Asia CPAs LLP

New York, New York

November 29, 2023